SUBSIDIARIES OF CLOVER HEALTH INVESTMENTS, CORP.*

Name of Subsidiary	Jurisdiction of Organization

Clover Health Labs, LLC	California

Clover Health Holdings, Inc.	Delaware

Clover Health Partners, LLC	Delaware

Clover Health, LLC	New Jersey

Clover HMO of New Jersey Inc.	New Jersey

Clover Insurance Company	New Jersey

Medical Service Professionals of NJ LLC	New Jersey

Juxly, LLC	Missouri
* The names of certain subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of the end of the year covered by this report.